Exhibit 99.11
Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2015

The following disclosures have been prepared by Baytex Energy Corp. (“Baytex” or the “Company”) in accordance with Accounting Standards Codification 932 “Extractive Activities - Oil & Gas” (“ASC 932”) issued by the Financial Accounting Standards Board.

Petroleum and Natural Gas Reserves Information

Proved petroleum and natural gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids (“NGL”) that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed petroleum and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods, which may require future expenditures.

Proved undeveloped petroleum and natural gas reserves are reserves that are expected to be recovered from known accumulations where a future expenditure is required.

Reserves are estimated quantities of crude oil, NGL and natural gas anticipated from geological and engineering data to be recoverable from known accumulations, from a given date forward, by known technology, under existing operating conditions and considered to be economic at average commodity prices based upon the prior 12-month period. Estimates of petroleum and natural gas reserves are subject to uncertainty and will change as additional information regarding the producing fields and technology becomes available and as future economic conditions change. Net reserves presented in this section represent the Company's working interest and overriding royalty share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.

The changes in Baytex's net proved crude oil and NGL and natural gas reserves under constant prices and costs for the two-year period ended December 31, 2015 were as follows:

	Canada			United States			Total
	Crude Oil & NGL	Bitumen	Natural Gas	Crude Oil & NGL	Bitumen	Natural Gas	Crude Oil & NGL	Bitumen	Natural Gas
	(mbbl)	(mbbl)	(mmcf)	(mbbl)	(mbbl)	(mmcf)	(mbbl)	(mbbl)	(mmcf)
Net proved reserves
December 31, 2013	71,043	17,363	45,830	24,102	—	32,780	95,145	17,363	78,610
Revisions of previous estimates	646	(1,317)	31,865	—	—	—	646	(1,317)	31,865
Improved recovery	33	—	2	—	—	—	33	—	2
Purchases	3,282	—	—	99,848	—	179,376	103,130	—	179,376
Extensions and discoveries	6,795	—	11,428	—	—	—	6,795	—	11,428
Production	(12,442)	(1,051)	(12,993)	(4,959)	—	(5,972)	(17,401)	(1,051)	(18,965)
Sales of minerals in place	(3,648)	—	(6,770)	(24,122)	—	(32,845)	(27,770)	—	(39,615)
December 31, 2014	65,709	14,995	69,362	94,869	—	173,339	160,578	14,995	242,701
Revisions of previous estimates	(17,060)	(2,128)	(3,611)	(7,005)	—	(8,028)	(24,065)	(2,128)	(11,639)
Improved recovery	549	—	12	—	—	—	549	—	12
Purchases	788	—	—	—	—	—	788	—	—
Extensions and discoveries	628	—	2,460	12,620	—	24,457	13,248	—	26,917
Production	(10,419)	(811)	(12,640)	(8,471)	—	(13,701)	(18,890)	(811)	(26,341)
Sales of minerals in place	(920)	—	—	—	—	—	(920)	—	—
December 31, 2015	39,275	12,056	55,583	92,013	—	176,067	131,288	12,056	231,650
Net proved developed reserves
End of year 2013	43,161	9,929	35,017	4,325	—	5,091	47,486	9,929	40,108
End of year 2014	40,931	8,157	48,321	32,227	—	50,768	73,158	8,157	99,089
End of year 2015	26,449	7,422	37,264	31,790	—	58,498	58,239	7,422	95,762

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Petroleum and Natural Gas Reserves

The following information has been developed utilizing procedures prescribed by ASC 932, as updated by Accounting Standards Update 2010-03 “Oil and Gas Reserve Estimation and Disclosures”, and based on crude oil, NGL and natural gas reserves and production volumes estimated by Baytex's independent reserves evaluators, Sproule Unconventional Limited and Ryder Scott Company, L.P. The methodology used in calculating our price and cost assumptions for the standardized measure of discounted future net cash flows for reserves estimation is based upon the average first-day-of-the-month prices during the year.

Future production and development costs are based on forecast price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the petroleum and natural gas properties based upon existing laws and regulations. A 10% discount factor was applied to the future net cash flows.

The information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the fair market value of Baytex's petroleum and natural gas properties. Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated. The prescribed discount rate of 10% may not appropriately reflect interest rates.

The computation of the standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves was based on an unweighted arithmetic average of the first-day-of-the-month price for each month in 2015 and 2014.

	Commodity Pricing
	2015	2014
WTI crude (US$/bbl)	$50.28	$94.99
Canadian Light Sweet (Cdn$/bbl)	$58.81	$94.84
Western Canadian Select (WCS)(1) (Cdn$/bbl)	$46.83	$82.96
AECO-C spot price (Cdn$/mmbtu)	$2.68	$4.60
Henry Hub (US$/mmbtu)	$2.59	$4.30
Exchange rate (US$/Cdn$)	0.7870	0.9100
(1) Price used in the preparation of heavy oil and bitumen reserves in Canada.

The standardized measure of discounted future net cash flows relating to net proved petroleum and natural gas reserves are as follows:

	Canada		United States		Total
(thousands of Canadian dollars)	2015	2014	2015	2014	2015	2014
Future cash inflows	$1,764,415	$5,927,985	$4,534,031	$8,246,158	$6,298,446	$14,174,143
Future production costs	(949,459)	(2,013,766)	(1,495,597)	(2,082,635)	(2,445,056)	(4,096,401)
Future development costs	(275,877)	(659,398)	(1,400,851)	(1,678,370)	(1,676,728)	(2,337,768)
Future income taxes	—	(467,661)	(12,147)	(670,916)	(12,147)	(1,138,577)
Future net cash flows	539,079	2,787,160	1,625,436	3,814,237	2,164,515	6,601,397
Deduct: 10% annual discount factor	(142,292)	(869,342)	(770,705)	(1,618,886)	(912,997)	(2,488,228)
Standardized measure	$396,787	$1,917,818	$854,731	$2,195,351	$1,251,518	$4,113,169

Reconciliation of Changes in Standardized Measure of Future Net Cash Flows Discounted at 10% per Year Relating to Net Proved Petroleum and Natural Gas Reserves

As at December 31, 2015 (thousands of Canadian dollars)	Canada	United States	Total
Balance, beginning of year	$1,917,817	$2,195,351	$4,113,168
Sales, net of production costs	(215,008)	(316,975)	(531,983)
Net change in prices and production costs related to future production	(1,301,100)	(2,643,661)	(3,944,761)
Changes in previously estimated production costs incurred during the period	350,453	339,085	689,538
Development costs incurred during the period	66,888	449,789	516,677
Extensions, discoveries and improved recovery, net of related costs	12,799	156,004	168,803
Revisions of previous quantity estimates	(882,249)	144,663	(737,586)
Sales of reserves in place	(12,765)	—	(12,765)
Purchases of reserves in place	2,701	—	2,701
Accretion of discount	167,972	218,267	386,239
Net change in income taxes	289,278	312,209	601,487
Balance, end of year	$396,786	$854,732	$1,251,518

As at December 31, 2014 (thousands of Canadian dollars)	Canada	United States	Total
Balance, beginning of year	$1,700,067	$303,523	$2,003,590
Sales, net of production costs	(787,203)	(331,794)	(1,118,997)
Net change in prices and production costs related to future production	(510,709)	—	(510,709)
Changes in previously estimated production costs incurred during the period	2,359	(899,225)	(896,866)
Development costs incurred during the period	388,406	384,465	772,871
Extensions, discoveries and improved recovery, net of related costs	175,968	—	175,968
Revisions of previous quantity estimates	788,598	—	788,598
Sales of reserves in place	(30,069)	(537,424)	(567,493)
Purchases of reserves in place	78,732	3,362,185	3,440,917
Accretion of discount	152,375	47,274	199,649
Net change in income taxes	(40,707)	(133,653)	(174,360)
Balance, end of year	$1,917,817	$2,195,351	$4,113,168

Capitalized Costs Relating to Petroleum and Natural Gas Producing Activities

As at December 31, 2015 (thousands of Canadian dollars)	Canada	United States	Total
Proved properties	$3,390,671	$3,437,997	$6,828,668
Unproved properties	119,520	459,449	578,969
Total capital costs	3,510,191	3,897,446	7,407,637
Accumulated depletion and depreciation	(1,518,552)	(635,941)	(2,154,493)
Net capitalized costs	$1,991,639	$3,261,505	$5,253,144

As at December 31, 2014 (thousands of Canadian dollars)	Canada	United States	Total
Proved properties	$3,392,578	$3,039,182	$6,431,760
Unproved properties	124,494	417,546	542,040
Total capital costs	3,517,072	3,456,728	6,973,800
Accumulated depletion and depreciation	(1,258,258)	(189,586)	(1,447,844)
Net capitalized costs	$2,258,814	$3,267,142	$5,525,956

Costs Incurred in Petroleum and Natural Gas Property Acquisition, Exploration and Development Activities

For year ended December 31, 2015 (thousands of Canadian dollars)	Canada	United States	Total
Property acquisition costs
Proved properties	$420	$132	$552
Unproved properties	1,813	—	1,813
Property dispositions(2)	(592)	(125)	(717)
Development costs(3)	66,888	449,789	516,677
Exploration costs (4)	4,362	—	4,362
Total	$72,891	$449,796	$522,687

For year ended December 31, 2014 (thousands of Canadian dollars)	Canada	United States	Total
Property acquisition costs(1)
Proved properties	$1,005	$2,524,018	$2,525,023
Unproved properties	10,948	392,315	403,263
Property dispositions(2)	(45,816)	(337,314)	(383,130)
Development costs(3)	388,405	370,543	758,948
Exploration costs (4)	5,823	1,299	7,122
Total	$360,365	$2,950,861	$3,311,226
(1) Property acquisition costs include the acquisition of Aurora Oil & Gas Limited.
(2) Property dispositions include the disposition of assets in North Dakota (2014) and in Canada (2014 and 2015).
(3) Development and facilities capital expenditures.
(4) Cost of geological and geophysical capital expenditures and drilling costs for exploratory wells.

Results of Operations for Producing Activities

For year ended December 31, 2015 (thousands of Canadian dollars except per boe amounts)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	$451,617	$436,830	$888,447
Less:
Operating costs, production and mineral taxes	210,945	109,242	320,187
Transportation and blending expense	80,957	—	80,957
Depreciation and depletion	284,011	377,847	661,858
Operating income	(124,296)	(50,259)	(174,555)
Income taxes	6,961	1,946	8,907
Results of operations (1)	$(131,257)	$(52,205)	$(183,462)
Depletion rate per net boe	21.86	27.58	25.13

For year ended December 31, 2014 (thousands of Canadian dollars except per boe amounts)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	$1,124,279	$405,618	$1,529,897
Less:
Operating costs, production and mineral taxes	272,515	81,334	353,849
Transportation and blending expense	141,886	—	141,886
Depreciation and depletion	332,108	204,461	536,569
Operating income	377,770	119,823	497,593
Income taxes	195	53,680	53,875
Results of operations (1)	$377,575	$66,143	$443,718
Depletion rate per net boe	25.56	34.24	28.29
(1) Excludes corporate overhead and interest costs.

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